Royal Caridea to Transform the shrimp production industry while addressing unmet market needs


RC Investor Overview

Bringing to commercialization its transformative GEN 2 Shrimp Farming Technology (GEN-2)

GILA BEND, ARIZONA (PRWEB) AUGUST 12, 2022

Royal Caridea (RC) today announced a new round of series B funding of $1,065,000 at a valuation of $9.59M. This round of funding is being led by Jamie Stein; founder of Fonte Capital and Co-founder of Devonian Capital.

"Seafood generally, and shrimp, in particular, are popular sources of tasty and healthy protein. But there are numerous concerns about the sustainability of current shrimp production methods. Consumers want access to options that are fresher, more local, and, importantly, more sustainable. The Royal Caridea team has developed a great solution for this challenge. Their patent-protected production method of growing shrimp in a novel stacked raceway system maximizes control while minimizing the footprint of the site. I am excited to support the Royal Caridea team. They bring passion, experience, and technical expertise together to contribute to one of the great challenges of our time - producing great-tasting food that doesn't harm the earth. I've been investing in and working closely with, a number of land-based aquaculture projects including Royal Caridea. This sector has huge potential, and shrimp is a very popular product in the USA. Royal Caridea has huge potential and I'm excited to support this great team!," says Jamie Stein, Co-founder at Devonian Capital.



Fresh, Never Frozen Shrimp

> "Our goal is to bring the best shrimp to the marketplace, bring it to them on a daily basis, a product that is reproducible, sustainable, and continuous", says Michael Cunha, Co-founder, and Financial Consultant of Royal Caridea.

This new round of funding will be used to help the company move to its next phase of development. To date, the company has patented its transformative shrimp grow-out technology with patents in the USA and Australia, and pending in the EU. The GEN-2 Production System is ready for commercialization.

Specifically, the areas that the company will focus on are:

- Development of GEN-2 Production Systems to supply year-round fresh, never frozen, and live shrimp
- Securing strategic locations within the US and Australia for which to distribute fresh, never frozen, and live shrimp
- Acquisition of key Channel Partners who will enable brand awareness, widespread distribution, sustainability, and securing of a high return on investment while allowing direct sales and licensing partners in the US and Australia.

Also to date, the company has raised $945,000 in a Series A Priced Round and is seeking additional funds for further development. Active2Tec is ready to purchase RC shrimp for international export.

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MAURICE KEMP

Royal Caridea LLC
1 623-512-4911
Email >

TONY HUDSON

Royal Caridea LLC
1 623-512-4911
Email >

RC's Arizona desert shrimp has been endorsed by Executive Chef and Ambassador of the Good Fish Foundation, Danielle Leoni. "I've always seen sustainability through the lens of food and have always been excited to share the exceptional quality and taste of Royal Caridea's Arizona Desert Shrimp. The Arizona Desert Shrimp hit that sweet spot where quality, taste, and availability come together to offer a chef exactly what is needed to deliver an outstanding culinary experience."

To find out more about Royal Caridea, and its raise on Wefunder.com, please visit https://wefunder.com/royalcaridea. On Wefunder, both accredited and non-accredited investors will have the opportunity to reserve an investment interest in our new shrimp production technology.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

About Royal Caridea: Royal Caridea (RC) is a high-tech shrimp farming company focused on bringing its transformative GEN-2 Shrimp Farming Technology to commercialization. Based out of Gila Bend, Arizona, the sponsor is currently growing high-quality shrimp in conventional ponds and a greenhouse. Royal Caridea is currently raising equity capital in order to finance the build of its first patented GEN-2, stacked raceway, production system. Royal Caridea's premium shrimp will compete directly with the upper end of traditional offerings while also opening untapped markets for live and fresh, never frozen products. The company produces the highly desirable Pacific whiteleg shrimp, Penaeus vannamei.

###

ROYAL CARIDEA

LIVE WEBINAR

27 SEPTEMBER
9 AM PST

INVESTOR WEBINAR

HOW TO INVEST IN THE LATEST SHRIMP FARMING TECHNOLOGY

Find out how you can be an early investor in the latest patented shrimp farming technology called GEN 2 Shrimp Farming, which is a Super Intensive Raceway Shrimp Farming Technology (SIRSFT). You can invest whether you are an accredited or non-accredited investor.

OUR SPEAKERS



Maurice Kemp
CEO/Co-founder



Jamie Stein
Lead Investor



Michael Cunha
CFO/Co-founder

REGISTER NOW

@ROYALCARIDEA

WWW.ROYALCARIDEA.COM


ROYAL CARIDEA
Bringing the best in shrimp farming technology to the industry and consumers!
Join our online
INVESTMENT WEBINAR
Tuesday
09.00 AM PST
27th September
Find out how to be an early investor in the latest patented shrimp farming technology. Join us whether you're an accredited or non-accredited investor. Don't miss out on this opportunity!
Maurice Kemp
CEO & Speaker
REGISTRATION
+623-512-4911
www.royalcaridea.com

REGISTER TODAY!

WEBINAR

Aquaculture Investors







MAURICE KEMP
President/Co-founder

Ph.D. in Medical Microbiology. Academic and Pharmaceutical Research appointments. Co-founder of Royal

JAMIE STEIN
Wefunder Lead Investor

Established Fonte Capital to support clients who have exceptional engineering expertise, scientific knowledge, or operating know-how. These clients typically focus on the development, construction and operation of 'real assets' (energy, real estate, and agri / aquaculture projects).

MICHAEL CUNHA
CFO/Co-founder

Managing Member and CFO (Founder) of Royal Caridea. Summa cum laude from Washington State University; B.S. in Psychology and Summa cum laude from Chapman University; MBA in Accounting and Economics.

HOW TO INVEST IN THE LATEST SHRIMP FARMING TECHNOLOGY

09.00 - 10.00 AM

27 / 09 / 2022

youtu.be/wemmfz2HaT4


ROYAL CARIDEA
Don't Miss the Boat!
THE GLOBAL SHRIMP MARKET SIZE WAS VALUED AT USD 37.6 BILLION IN 2021.
IT IS ESTIMATED TO REACH USD 85.2 BILLION BY 2030, GROWING AT A CAGR OF 9.5% DURING THE FORECAST PERIOD (2022–2030)
SOURCE: SEPTEMBER 01, 2022 12:30 ET | SOURCE: STRAITS RESEARCH


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Tony Hudson • You
Franchise Hiring Consultant | Veteran Coffee Products Provider | Sales ...
now •

GET IN EARLY!

I have some great news — Royal Caridea is gauging interest in our Community Round on the investment platform Wefunder. As of a few minutes ago... we have started to accept reservations for our raise for Royal Caridea!

What this means is we are looking to welcome our loyal customers and biggest supporters as investors in the company.

Check out this opportunity by visiting our campaign.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#opportunity #investment #crowdfunding #money #aquaculture #shrimp #shrimpfarming



Royal Caridea | Transform the shrimp production industry while addressing unmet market needs

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Tony Hudson
Just now ·

GET IN EARLY!

I have some great news — Royal Caridea is gauging interest in our Community Round on the investment platform Wefunder. As of a few minutes ago... we have started to accept reservations for our raise for Royal Caridea!

What this means is we are looking to welcome our loyal customers and biggest supporters as investors in the company.... **See more**



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ROYAL CARIDEA

You're invited to our Pre-launch Webinar 2022


ROYAL CARIDEA
LIVE WEBINAR
27
9 AM PST
INVESTOR
WEBINAR
HOW TO INVEST IN THE LATEST SHRIMP FARMING TECHNOLOGY
OUR SPEAKERS
Maurice Kemp
Jamie Stein
Michael Cunha
REGISTER NOW
WWW.ROYALCARIDEA.COM

Hey Prospective Investor;

I have some great news — Royal Caridea is gauging interest in our Community Round on the investment platform Wefunder. As of a few minutes ago... we have started to accept reservations for our raise for Royal Caridea!

What this means is we are looking to welcome our loyal customers and biggest supporters as investors in the company.

We decided to start a campaign on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and customers. You are our foundation. So now we're reaching out to see whether you are interested in becoming an actual stakeholder in Royal Caridea and its patented technology.* Rather than sharing the fruits of our growth and our labor with a small group of millionaire angel investors, we want to thank you for being a loyal customer by giving you a piece of the pie.

Our Community Round is about more than just revenue and growing our customer base – we're building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an angel investor in our company.

I am really excited about the growth that Royal Caridea has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming 12 months!

Find Out More!

Join us on **Tuesday, September 27th** for our Wefunder "Pre-launch" Webinar where we'll be discussing our newest technologies and innovations in the Aquaculture industry. Find out how you can get in early and "Reserve" your

chance to invest in a patented technology that will change the way we grow shrimp.

- Hear from our experienced presenters
- Understand market trends and insights
- Meet the team who makes it happen
- Invest whether you are an accredited or non-accredited investor

DISCLOSURE: We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

When

Tuesday 27th | September 2022

Time

09:00 am PST

Cost

FREE per person

Register to Join

VIEW OUR VIDEO


&
SUSTAINABLE

I really appreciate the time you spent at least looking at this and if you choose to join us on the 27th, I look forward to seeing you. If you can't, please visit our Wefunder campaign page to "reserve" a chance to invest in something that is going to change the world!

ROYAL CARIDEA

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About the Company | Technology | Industry | News

34522 N. Scottsdale Rd.
Ste. 120-474
Scottsdale, AZ 85266

Royal Caridea Wefunder Series B Funding Webinar

Tony Hudson
Cc: Maurice Kemp; Michael Cunha
Bcc: joe.shirley@att.net; wzwxie@gmail.com; XieZhongHao@gmail.com; leke44@hotmail.com; pichai@burapavong.com; joyamato@yahoo.com; david@steakley.net; chiwu2@yahoo.com **+20 others**

Tue 9/20/2022 2:24 PM

Hello Royal Caridea Stakeholders,

We're holding a Series B Wefunder Webinar on September 27th at 9:00 am PST and would like to invite you to the webinar.

You can register at https://livewebinar.com/royal-caridea-wefunder-launch-webinar

Royal Caridea Wefunder Launch Webinar - Royal Caridea LLC

Welcome to the Royal Caridea Wefunder Campaign Webinar! We're so excited to have the chance to tell you about our industry-changing GEN 2 Super Intensive Raceway Shrimp Farming Technology (SIRSFT). We will use the following agenda for this webinar so we can answer as many questions as possible. About Royal Caridea Introduction of Presenters Slide Presentation & Video Questions & Answers Next Steps

livewebinar.com

If you have any questions, please address them directly to Michael Cunha (mcunha@royalcaridea.com) or Maurice Kemp (mkemp@royalcaridea.com)

We look forward to seeing you soon,

Disclaimer

ROYAL CARIDEA

Tony Hudson
Royal Caridea LLC
Digital Media Director, Sales & Marketing

Royal Caridea's Community Round is accepting reservations!

Hey [NAME],
I have some great news — Royal Caridea is gauging interest in our Community Round on the investment platform Wefunder. As of a few minutes ago... we have started to accept reservations for our raise for [COMPANY]!

What this means is we are looking to welcome our loyal customers and biggest supporters as investors in the company.

We decided to start a campaign on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and customers. You are our foundation. So now we're reaching out to see whether you are interested in becoming an actual stakeholder in Royal Caridea and its patented technology.* Rather than sharing the fruits of our growth and our labor with a small group of millionaire angel investors, we want to thank you for being a loyal customer by giving you a piece of the pie.

Our Community Round is about more than just revenue and growing our customer base – we're building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an angel investor in our company.

I am really excited about the growth that Royal Caridea has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming 12 months!

Here is a picture of us in action:



To

Cc

Bcc

Circling back about our Community Round: Are you interested?

Hey [NAME],

I wanted to follow up with you on our Community Round: Click here (https://wefunder.com/royalcaridea). We're super amped about this raise and what's next in store for Royal Caridea!

To recap, we are inviting our customers and closest supporters – you :) – to reserve spots as investors in Royal Caridea. We want you to share in our growth and success.

Here's a 3-min video to share why we're excited: View Video (https://youtu.be/wemmfz2HaT4)

I'm asking that if you do plan to reserve your spot as an investor, you do so this week.* Early momentum is extremely important in a Community Round - the more reservations we bring in now from our close network, the more we will engage the crowd and bring in new investors.

If you have any questions about the campaign or company, I'm always available to answer on our campaign page: Click here (https://wefunder.com/royalcaridea)!

Best,

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

ROYAL CARIDEA

Tony Hudson

Royal Caridea's Community Round is accepting reservations!

Hey [NAME],

Hope things are good with you!

I'm writing to let you know that this week I am accepting reservations for a Community Round for Royal Caridea. What this means is we're gauging the interest of our customers and biggest supporters in becoming investors in the company.

I am really excited about the growth that Royal Caridea has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming 12 months.

Rather than sharing the fruits of that growth, and our labor, with a small group of millionaire angel investors, I am raising a Community Round on Wefunder to allow friends and family like you to participate in this journey with us, and benefit from our success. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an angel investor in our company.

I would be honored to have your support.

You can read more about Royal Caridea, the terms of the offering, and reserve a spot to be an investor here*: Click here (https://wefunder.com/royalcaridea)

I would love your support to kick the raise off with a bang -- Wefunder's data shows that a strong start from family and friends is incredibly important for a successful round.

Hope to see you soon -- you're the best!

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

ROYAL CARIDEA

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.